March 4, 2010

Michael Cohen
President, Chief Executive Officer and Chairman of the Board
Proteonomix, Inc.
187 Mill Lane
Mountainside, New Jersey 07052

> **Re:** **Proteonomix, Inc.**
> **Registration Statement on Form 10-12G/A**
> **Filed March 1, 2010**
> **File No. 000-53750**

Dear Mr. Cohen:

We have reviewed your March 1, 2010 response to our February 22, 2010 comment letter and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-12G/A filed March 1, 2010

General

1. Please include audited financial statements for the most recently completed fiscal year with your next amendment. Refer to Rule 8-08(b) of Regulation S-X.

2. We note your response to our prior comment 3 with respect to Exhibit A of Exhibit 10.46. Please revise Exhibit A so that the exhibit reads "None" in order to reflect the lack of patents and avoid any confusion.

Business, page 3

3. We note the following statement on page 3 of the filing: "However, it is our intention to activate each company upon receipt of sufficient funding and assignment of technology." Please explain what is meant by the statement that you will "activate" each company and what funding or technology would be sufficient for this to occur.

Item 5. Directors and Executive Officers, page 23

4. We note your response to our prior comment 5 and advise you that typographical error has not been corrected as stated in your March 1, 2010 response letter. Please revise.

5. We note your description of Dr. Ashoke Agarwal's business experience on page 26. Please revise this disclosure to state the date on which Dr. Agarwal became Chief Scientific Officer of the company's subsidiaries National Stem Cell and StromaCel, Inc. and to describe Dr. Agarwal's principal occupations and employment from 2005 through the date of employment by the company. See Item 401(e)(1) of Regulation S-K.

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As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Laura Crotty at (202) 551-3563, Daniel S. Greenspan, Special Counsel, at (202) 551-3623 or myself at (202) 551-3715 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director